Exhibit 17.2
[Email dated as of September 13, 2007,
from Mr. Tom Oswold to the Board of Directors]
Gentlemen,
Given the status of Tvia and its limited options going forward, I believe that I no longer am able to make any meaningful contribution to the future of the Company. I therefore resign from the Board of Directors and any and all of its committees, effective immediately.
Best of luck to you and the Company.
Sincerely,
Tom Oswold